April 1, 2025

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Pioneer Acquisition I Corp
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 11, 2025
CIK No.: 0002040381

Ladies and Gentlemen:

On behalf of our client, Pioneer Acquisition I Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 24, 2025, relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 filed via EDGAR on March 11, 2025.

The Company is concurrently filing via EDGAR the Amendment No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No 2. to Draft Registration Statement on Form S-1

Cover Page

1.	We acknowledge your response and revisions to prior comment 1. Please revise to provide a cross-reference to other relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, such as the compensation disclosures in your Summary section. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on cover page to address the Staff’s comment.

Initial Business Combination, page 11

2.	We acknowledge your revisions in response to prior comment 4. We note, however, that your table here continues to reflect a payment of $10,000 per month for office space, administrative and certain financial services, but your Use of Proceeds table contemplates additional fees payable for the same line item. Please revise your disclosures to reconcile.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 100 to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note the signature of WithumSmith+Brown, PC has been omitted from your audit report. Please amend to provide a signed audit report.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-2 to address the Staff’s comment.

General

4.

We note your response to prior comment 9 and your revised disclosures. However, we note that your disclosures continue to state that you may hold a shareholder vote to amend the period of time in which you have to complete an initial business combination, “as well as to modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares.” Please revise to clarify what you mean by this phrase.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page, page 32 and page 120 to address the Staff’s comment.

*       *       *       *       *       *       *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Mitchell Creem, Chief Executive Officer, Pioneer Acquisition I Corp

3